UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

LIBERTY OILFIELD SERVICES INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

53115L 104

(CUSIP Number)

Saul Laureles

Director, Corporate Legal Affairs

Assistant Corporate Secretary

Schlumberger Limited

5599 San Felipe, 17th Floor

Houston, Texas 77056

(713) 513-2000

with copies to:

Sean T. Wheeler

Brooks W. Antweil

Kirkland & Ellis LLP

609 Main Street, 45th Floor

Houston, Texas 77002

(713) 836-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Schlumberger N.V. (Schlumberger Limited)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CURAÇAO

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,326,134
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 66,326,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,326,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.0%*
14.	Type of Reporting Person HC

*

Based on an aggregate of (a) 179,259,821 shares of Class A Common Stock, composed of 91,383,405 shares of Class A Common Stock outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2020, and 66,326,134 shares of Class A Common Stock issued in connection with the Acquisition (as defined below), and (b) 21,550,282 shares of Class B Common Stock outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2020.

1.	Names of Reporting Persons Schlumberger B.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,326,134
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 66,326,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,326,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.0%*
14.	Type of Reporting Person HC

*

Based on an aggregate of (a) 179,259,821 shares of Class A Common Stock, composed of 91,383,405 shares of Class A Common Stock outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2020, and 66,326,134 shares of Class A Common Stock issued in connection with the Acquisition (as defined below), and (b) 21,550,282 shares of Class B Common Stock outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2020.

1.	Names of Reporting Persons Schlumberger Holdings Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,326,134
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 66,326,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,326,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.0%*
14.	Type of Reporting Person HC

*

Based on an aggregate of (a) 179,259,821 shares of Class A Common Stock, composed of 91,383,405 shares of Class A Common Stock outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2020, and 66,326,134 shares of Class A Common Stock issued in connection with the Acquisition (as defined below), and (b) 21,550,282 shares of Class B Common Stock outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2020.

1.	Names of Reporting Persons Schlumberger Technology Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,326,134
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 66,326,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,326,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.0%*
14.	Type of Reporting Person CO

*

Based on an aggregate of (a) 179,259,821 shares of Class A Common Stock, composed of 91,383,405 shares of Class A Common Stock outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2020, and 66,326,134 shares of Class A Common Stock issued in connection with the Acquisition (as defined below), and (b) 21,550,282 shares of Class B Common Stock outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2020.

Item 1. Security and Issuer

This Schedule 13D relates to shares of Class A common stock, par value $0.01 per share (the “Common A Shares”), of Liberty Oilfield Services Inc., a Delaware corporation (the “Issuer”). The Common A Shares and Class B common stock, par value $0.01 per share, of the Issuer (the “Common B Shares” and, together with the Common A Shares, the “Common Shares”) are treated as a single class for purposes of this Schedule 13D because, as further described below, they vote together as a single class.

The address of the Issuer’s principal executive offices is 950 17th Street, Suite 2400, Denver, Colorado 80202.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i) Schlumberger N.V. (Schlumberger Limited), a corporation formed under the laws of Curaçao (“Schlumberger Limited”);

(ii) Schlumberger B.V., a corporation formed under the laws of the Netherlands (“Schlumberger BV”);

(iii) Schlumberger Holdings Corporation, a corporation formed under the laws of Delaware, United States (“SHC”);

(iv) Schlumberger Technology Corporation, a corporation formed under the laws of Texas, United States (“STC”);

Schlumberger Limited is the sole stockholder of Schlumberger BV. Schlumberger BV is the sole stockholder of SHC. SHC is the sole stockholder of STC.

(b) The business address of the Reporting Persons for purposes of his filing is 5599 San Felipe, 17th Floor Houston, Texas 77056.

(c) The principal business of Schlumberger Limited is to act as a holding company for the equity of its various direct subsidiaries, including Schlumberger BV. The principal business of Schlumberger BV is to act as a holding company for the equity of its various direct subsidiaries, including SHC. The principal business of SHC is to act as a holding company for the equity of its various subsidiaries, including STC. The principal business of STC is the provision of oilfield services in the United States.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f) Schlumberger Limited is organized under the laws of Curaçao. Schlumberger BV is organized under the laws of the Netherlands. SHC is organized under the laws of Delaware. STC is organized under the laws of Texas.

Item 3. Source and Amount of Funds or Other Consideration.

Funding for the acquisition of the Common A Shares by the Reporting Persons was obtained through the sale to the Issuer of the onshore hydraulic fracturing business in the United States and Canada held by various subsidiaries of Schlumberger Limited, including their pressure pumping, pumpdown perforating and Permian frac sand businesses (the “Transaction”).

Item 4. Purpose of Transaction

On December 31, 2020 (the “Closing Date”), the Issuer, Liberty Oilfield Services New HoldCo LLC, a Delaware limited liability company, the managing member of which is the Issuer (“US Buyer”), LOS Canada Operations Inc., a British Columbia corporation, and indirect, wholly owned subsidiary of US Buyer (“Canadian Buyer” and, together with US Buyer, the “Purchasers”), and STC and certain of its affiliates (the “Schlumberger Parties”) completed the transactions contemplated by that certain Master Transaction Agreement dated as of August 31, 2020, by and among the Issuer, the Purchasers and the Schlumberger Parties (the “Transaction Agreement”), pursuant to which the Purchasers acquired Schlumberger’s onshore hydraulic fracturing business in the United States and Canada, including its pressure pumping, pumpdown perforating and Permian frac sand businesses, in exchange for the Aggregate Consideration (as defined below).

The Transaction was structured as an equity sale whereby, on the Closing Date, the Purchasers acquired from the Schlumberger Parties 100% of the issued and outstanding membership interests of certain wholly owned subsidiaries of the Schlumberger Parties holding the applicable target assets and liabilities, in exchange for an aggregate of 66,326,134 Common A Shares (the “Aggregate Consideration”).

The foregoing summary of the Transaction Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Transaction Agreement, which is filed as Exhibit 7.1 hereto and incorporated herein by reference.

A&R Stockholders Agreement

On the Closing Date, the Issuer, R/C IV Liberty Holdings, L.P., a Delaware limited partnership (“R/C Holdings”), R/C Energy IV Direct Partnership, L.P., a Delaware limited partnership (“R/C Partnership” and, together with R/C Holdings “Riverstone”) and the Schlumberger Parties entered into an Amended and Restated Stockholders Agreement (the “A&R SHA”). Pursuant to the A&R SHA, the Issuer, Riverstone and the Schlumberger Parties are obligated to use reasonable best efforts to cause the following nominees to be elected to serve as director on the Board of Directors of the Issuer (the “Board”):

(i)

if Riverstone and its affiliates collectively beneficially own at least the number of Common Shares as such persons owned immediately prior to the closing of the Transaction (the “Closing”), up to two nominees designated by Riverstone who are reasonably acceptable to the Governance Committee and each of whom qualifies as an independent director;

(ii)

if Riverstone and its affiliates collectively beneficially own at least 10% of the outstanding Common Shares, up to one nominee designated by Riverstone who is reasonably acceptable to the Governance Committee and who qualifies as an independent director;

(iii)

if the Schlumberger Parties and their affiliates collectively beneficially own at least 20% of the outstanding Common Shares, up to two nominees designated by either of the Schlumberger Parties who are reasonably acceptable to the Governance Committee and each of whom qualifies as an independent director; and

(iv)

if the Schlumberger Parties and their affiliates collectively beneficially own at least 10% of the outstanding Common Shares, up to one nominee designated by either of the Schlumberger Parties who is reasonably acceptable to the Governance Committee and who qualifies as an independent director.

Pursuant to the A&R SHA, none of the Schlumberger Parties will, (i) for a period of nine months from the Closing, transfer or dispose of (or take other analogous actions in accordance with the terms of the A&R SHA) any economic, voting or other rights in or to their issued shares, other than certain permitted transfers and, (ii) for a period of four years from the Closing, make any transfer of Common Shares to any direct competitor of the Issuer or to any person that is subject to, or by virtue of such transfer would become subject to, the reporting obligations under Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to Common Shares (the “Lock-Up and Transfer Restrictions”).

Pursuant to the A&R SHA, each of the Schlumberger Parties and their affiliates will be subject to customary standstill restrictions in accordance with which such parties will agree not to, among other things, acquire beneficial ownership of any equity securities of the Issuer or publicly seek or encourage any offer or proposal for a merger or similar transaction involving the Issuer during the period commencing on the date of the A&R SHA and continuing until the fourth anniversary of the Closing Date (the “Standstill”).

The A&R SHA will terminate with respect to the Schlumberger Parties at the earliest of (i) such time as the Schlumberger Parties no longer beneficially own at least 10% of the outstanding shares of Common Shares and are no longer subject to the Standstill and the Lock-Up and Transfer Restrictions under the A&R SHA, (ii) such time as the Schlumberger Parties do not beneficially own any shares of Common Shares and (iii) the written agreement of the Schlumberger Parties and the Issuer terminating the agreement. The A&R SHA will terminate with respect to Riverstone at the earliest of (i) such time as Riverstone and its affiliates no longer beneficially own at least 10% of the outstanding Common Shares and (ii) the delivery of written notice to the Issuer by Riverstone of the termination of the agreement with respect to Riverstone.

The foregoing summary of the A&R SHA does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the A&R SHA, which is filed as Exhibit 7.2 hereto and incorporated herein by reference.

A&R Registration Rights Agreement

On the Closing Date, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “A&R RRA”) with the Schlumberger Parties and each of the other holders identified therein (the “Holders”) pursuant to which, among other things, and subject to certain limitations set forth therein, certain Holders, including Riverstone and the Schlumberger Parties (the “Sponsoring Holders”), have customary demand registration rights and the Issuer is obligated to prepare and file a registration statement registering the offer and sale of all of the Schlumberger Parties’ Common A Shares.

In addition, pursuant to the Registration Rights Agreement, the Sponsoring Holders have the right to require the Issuer, subject to certain limitations set forth therein, to effect a distribution of any or all of their Common A Shares by means of an underwritten offering. The Issuer is not obligated to effect any underwritten offering unless the dollar amount of the registrable securities of the Sponsoring Holder(s) demanding such underwritten offering to be included therein is reasonably likely to result in gross sale proceeds of at least $25 million. The A&R RRA also provides Holders with certain customary piggyback registration rights.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration or offering and the Issuer’s right to delay or withdraw a registration statement under certain circumstances.

The foregoing summary of the A&R RRA does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the A&R RRA, which is filed as Exhibit 7.3 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a)

As of the date hereof, STC directly holds 66,326,134 Common A Shares, constituting approximately 37.0% of the 179,259,821 outstanding Common Shares. Since SHC controls STC, it is deemed to beneficially own the Common A Shares held directly by STC. Since Schlumberger BV controls SHC, it is deemed to beneficially own the Common A Shares held directly by STC. Since Schlumberger Limited controls Schlumberger BV, it is deemed to beneficially own the Common A Shares held directly by STC.

The 179,259,821 outstanding Common Shares are composed of (a) 91,383,405 Common A Shares outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2020, and 66,326,134 Common A Shares issued in connection with the Transaction, and (b) 21,550,282 shares of Class B Common Stock outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2020.

(b)	Schlumberger Limited, Schlumberger BV, SHC and STC have shared voting power and shared dispositive power over the Common A Shares held directly by STC.

(c)	Other than as described herein, the Reporting Persons have not effected any transactions in the Common A Shares.

(d)

The Reporting Persons have the right to receive distributions from, or proceeds from the sale of, the Common A Shares reported herein. Except as set forth in the preceding sentence, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common A Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in each of Items 3 and 4 regarding the Transaction, Transaction Agreement, A&R SHA and A&R RRA is hereby incorporated by reference herein.

On January 11, 2021, the Reporting Persons entered into a Joint Filing Agreement relating to the filing of this Schedule 13D, a copy of which is annexed hereto as Exhibit 99.1

Item 7. Material to be Filed as Exhibits

7.1 Master Transaction Agreement dated as of August 31, 2020, by and among STC, Schlumberger Canada Limited, Liberty Oilfield Services Holdings LLC, Liberty Canada Operations Inc. and Liberty Oilfield Services Inc. (incorporated by reference to Exhibit 2.1 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2020).

7.2 Amended and Restated Stockholders Agreement dated as of December 31, 2020, by and among Liberty Oilfield Services Inc., Riverstone and the Schlumberger Parties (incorporated by reference to Exhibit 4.1 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the SEC on January 4, 2021).

7.3 Amended and Restated Registration Rights Agreement dated as of December 31, 2020, by and among Liberty Oilfield Services Inc., the Schlumberger Parties, and the Holders (incorporated by reference to Exhibit 10.1 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the SEC on January 4, 2021).

99.1 Joint Filing Agreement dated January 11, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Date: January 11, 2021

Schlumberger Limited

By:	/s/ Saul R. Laureles
Name:	Saul R. Laureles
Title:	Director, Corporate Legal Affairs

Schlumberger B.V. By: Schlumberger Limited, its sole shareholder

By:	/s/ Saul R. Laureles
Name:	Saul R. Laureles
Title:	Director, Corporate Legal Affairs

Schlumberger Holdings Corporation By: Schlumberger B.V., its sole shareholder, By: Schlumberger Limited, its sole shareholder

By:	/s/ Saul R. Laureles
Name:	Saul R. Laureles
Title:	Director, Corporate Legal Affairs

Schlumberger Technology Corporation By: Schlumberger Holdings Corporation, By: Schlumberger B.V., its sole shareholder, By: Schlumberger Limited, its sole shareholder

By:	/s/ Saul R. Laureles
Name:	Saul R. Laureles
Title:	Director, Corporate Legal Affairs

[Signature Page to Schedule 13D]